Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1. NAME AND ADDRESS OF COMPANY

Response Biomedical Corporation. (“the Company”)
1781 – 75Th Avenue W.
Vancouver B.C. V5P 6P2

2. DATE OF MATERIAL CHANGE

August 12, 2011

3. PRESS RELEASE

The Company issued a news release through Business Wire, filed on SEDAR, EDGAR and the Company’s Web site, and disseminated to shareholders on August 12, 2011.

4. SUMMARY OF MATERIAL CHANGE

Vancouver, British Columbia, August 12, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that S. Wayne Kay, the Chief Executive Officer of Response, has tendered his resignation as both an officer and director of Response, effective immediately.

5. FULL DESCRIPTION OF MATERIAL CHANGE

Response Biomedical Corporation Announces Resignation of
Chief Executive Officer

Vancouver, British Columbia, August 12, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) today announced that S. Wayne Kay, the Chief Executive Officer of Response, has tendered his resignation as both an officer and director of Response, effective immediately.

Peter Thompson will serve as Executive Chairman and interim CEO. The board has retained an executive search firm to assist in identifying and hiring a new CEO as quickly as possible.

“The numerous contributions made by Mr. S.Wayne Kay during his tenure at Response are much appreciated by the board,” said Executive Chairman and interim CEO, Peter Thompson. “We thank Wayne for his leadership and wish him well in his future endeavours.”

6. RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not Applicable

7. OMITED INFORMATION

Not Applicable

8. EXECUTIVE OFFICER

The following executive officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Patricia Massitti
Sr. Director, Administration and Corporate Communications,
1781 – 75th Avenue W.
Vancouver, BC V6P 6P2

Telephone: (604) 456-6010
Facsimile: (604) 456-6066

9. DATE OF REPORT

Dated at Vancouver, B.C., this 12th day of August  2011.